UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 7, 2023, Immatics Biotechnologies GmbH, a subsidiary of Immatics N.V. (the “Company” or “Immatics”), entered into a Master Collaboration and License Agreement (the “Master Collaboration and License Agreement”) with ModernaTX, Inc., a subsidiary of Moderna, Inc. (“Moderna”), relating to three research programs for the development and commercialization of products employing Immatics’ and Moderna’s technologies: (i) a collaboration to discover and develop mRNA-based TCER therapeutics against targets of interest to Moderna (the “TCER Program”); (ii) the validation, generation and application of data useful for the research and development of cancer vaccines (the “Database/Vaccine Program”); and (iii) a combination therapy clinical trial with respect to IMA203 and a Moderna mRNA-based cancer vaccine (the “Clinical Combo Program”). Each research program will be governed by the Master Collaboration and License Agreement and a project agreement as described below.

Pursuant to the Master Collaboration and License Agreement, following Hart-Scott-Rodino Antitrust Improvements Act clearance, Moderna will pay to Immatics a $120 million upfront payment. In addition, as described below, Immatics may be eligible to receive development, regulatory and commercial milestone payments that could exceed $1.7 billion.

With respect to the TCER Program, pursuant to the Master Collaboration and License Agreement and the TCER Collaboration Project Agreement between the parties (the “TCER Project Agreement”), the parties will conduct the TCER Program for the research and development of TCERs with respect to HLA-presented peptide targets derived from an agreed upon number of proteins selected by Moderna. Immatics will be responsible for, and be reimbursed the cost of, TCER identification, validation and engineering to generate the applicable TCER sequence and preclinical studies in accordance with the applicable mutually agreed research plan, while Moderna will be responsible for, and bear the cost of, developing, manufacturing and commercializing the applicable products containing or comprising such TCERs; provided that Immatics has a right to co-fund the development and commercialization of certain products by making an opt-in payment in exchange for profit and loss sharing on such products. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any product (or that contain any product) developed under the TCER Project Agreement. For each target, depending on certain product characteristics, Immatics may be eligible to receive milestone payments of up to a mid-eight-digit amount upon the achievement of certain development milestones and up to a mid-nine-digit amount upon the achievement of certain regulatory and commercial milestones. In addition, during the royalty term (as described below) and depending on certain product characteristics, Immatics will be eligible to receive tiered, mid-single-digit to low-double-digit percentage royalties on worldwide net sales of the applicable product, which royalty percentages are subject to reduction in a given country under certain circumstances. A royalty term with respect to a product under the TCER Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after first commercial sale of the product in a given country. The TCER Project Agreement will expire upon expiration of the last royalty term contemplated by the TCER Project Agreement. During the term of the TCER Program, Immatics has certain exclusivity and notification obligations to Moderna, and its ability to develop, manufacture and commercialize certain cell therapy products that bind to the targets subject to the TCER Project Agreement is limited by the TCER Project Agreement.

With respect to the Database/Vaccine Program, pursuant to the Master Collaboration and License Agreement and the Database/Vaccine Collaboration Project Agreement between the parties (the “Database/Vaccine Project Agreement”), the parties will use Immatics’ XPRESIDENT platform to (i) generate reports for proteins or cancer vaccine candidates and validate cancer vaccine candidates (the “Database Query Program”), (ii) select peptides for respect to specific tumor types selected by Moderna for the development of cancer vaccines (the “Shared Vaccine Program”), and (iii) provide certain epitope prediction data for potential development and validation of cancer vaccines (the “Optimized Vaccine Program”). The term of these programs can be up to approximately five years. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any Shared Vaccine product or Optimized Vaccine product developed under the Database/Vaccine Project Agreement. Immatics may be eligible to receive (i) depending on the characteristics of the cancer vaccine, certain milestone payments under the Database Query Program, (ii) for each resulting cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program, depending on certain product characteristics, up to a low-eight-digit amount upon the achievement of certain development milestones and up to a low-nine-digit amount upon the achievement of certain regulatory and commercial milestones, and (iii) for each resulting cancer vaccine in the Shared Vaccine Program, during the royalty term (as described below) and depending on certain product characteristics, tiered, low- to mid-single-digit percentage royalties on worldwide net sales of such product. A royalty term with respect to a cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after first commercial sale of the product in a given country. During the term of the Database/Vaccine Program, Immatics has certain exclusivity obligations to Moderna, and its ability to develop certain cancer vaccines is limited by the Database/Vaccine Project Agreement.

With respect to the Clinical Combo Program, pursuant to the Master Collaboration and License Agreement and the Combination Collaboration Project Agreement between the parties (the “Clinical Combo Project Agreement”), the parties will collaborate to develop a combination therapy of IMA203 (or IMA203CD8) and a Moderna mRNA-based cancer vaccine. Immatics will be responsible for, and the parties will share the cost of, development activities in accordance with the applicable mutually agreed research plan. For so long as the parties are conducting the combination therapy clinical trial, Immatics has certain exclusivity obligations to Moderna, and its ability to develop, manufacture and commercialize combination products that involve a cancer vaccine and a cell therapy product that binds to the target of IMA203 is limited by the Clinical Combo Project Agreement.

The foregoing descriptions of the Master Collaboration and License Agreement and the project agreements thereunder do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 or a Report on Form 6-K.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available an updated investor presentation on its website, a copy of which is attached hereto as Exhibit 99.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 and 99.2 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351, 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 11, 2023
99.2	Presentation dated September 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: September 11, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer